UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

VICTORY MERGER SUB, INC.

a Wholly Owned Subsidiary of

MAXIM INTEGRATED PRODUCTS, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Mark Casper

Associate General Counsel, Managing Director, Legal

Maxim Integrated Products, Inc.

160 Rio Robles

San Jose, California 95134

408-601-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Matthew Gemello

Baker & McKenzie LLP

660 Hansen Way

Palo Alto, California 94304

650-856-5541

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$600,299,004	$81,881

(1)	Estimated solely for purposes of calculating amount of filing fee. The transaction value was calculated by adding (1) the product of (a) $23.00 and (b) 25,053,874 shares of common stock, par value $0.001 per share (the “Shares”), of Volterra Semiconductor Corporation issued and outstanding on August 26, 2013 and (2) the product of (a) the difference between (x) $23.00 and (y) an exercise price of $14.40 (the weighted-average exercise price of the vested, in-the-money and outstanding options), and (b) 2,797,663 Shares issuable pursuant to vested, in-the-money and outstanding options as of August 26, 2013.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81,881	Filing Party: Victory Merger Sub, Inc., Maxim Integrated Products, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2013 and amended on September 9, 2013 (as amended, the “Schedule TO”), and relates to the offer of Victory Merger Sub, Inc., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Volterra Semiconductor Corporation, a Delaware corporation (“Volterra”), at a price of $23.00 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Maxim Integrated Products, Inc., a Delaware corporation (“Maxim”). This Amendment No. 2 is being filed on behalf of Maxim and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET

Item 1 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below in Item 4.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

The section entitled “Summary Term Sheet—Frequently Asked Questions” of the Offer to Purchase is hereby amended and supplemented by adding the following as new sentences immediately following the end of the first paragraph under the heading “If I decide not to tender, how will the Offer affect my Shares?” on page 9 of the Offer to Purchase:

“Under Section 251(h), if we acquire a majority of the outstanding Shares and the other conditions of Section 251(h) are satisfied, we will be able to effect the Merger without a vote or any further action by Volterra’s stockholders. If Section 251(h) is not available, then under Section 253 of the DGCL, if we acquire, as a result of the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding Shares, we will also be able to effect the Merger after consummation of the Offer without a vote or any further action by Volterra’s stockholders. If Section 251(h) is not available and we acquire, as a result of the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Delaware law to effect the Merger.”

The section entitled “Summary Term Sheet—Frequently Asked Questions” of the Offer to Purchase is hereby amended and supplemented by deleting the words “and from available credit facilities of Maxim” in the first paragraph under the heading “Is your financial condition relevant to my decision to tender in the Offer and do you have financial resources to make payment?” starting on page 6 of the Offer to Purchase.

The section entitled “Summary Term Sheet—Frequently Asked Questions” of the Offer to Purchase is hereby amended and supplemented by deleting the words “, together with available credit facilities,” in the fourth bullet point under the heading “Is your financial condition relevant to my decision to tender in the Offer and do you have financial resources to make payment?” starting on page 6 of the Offer to Purchase.

Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented by deleting the words “and from available credit facilities of Maxim” in the second paragraph on page 25 of the Offer to Purchase.

Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Volterra” is hereby amended and supplemented by deleting the paragraph on page 27 beginning with “On August 11, 2013, …” and replacing it in its entirety with the following:

“On August 11, 2013, Maxim submitted a revised final proposal at a price of $23.00 per Share, and requested that Volterra negotiate exclusively with Maxim through August 15, 2013 should Volterra accept Maxim’s revised final proposal. Later on August 11, representatives of Goldman Sachs and Stifel participated in a conference call to review Maxim’s revised final proposal, and Goldman Sachs’s representatives informed Stifel’s representatives that the Volterra Board had selected Maxim as the sole party with whom Volterra would move forward in the process. Following that conference call on August 11, Mr. Staszak called Mr. Doluca and indicated that the Volterra Board was satisfied with the $23.00 per Share purchase price, but that Volterra would not grant exclusivity to Maxim until representatives from B&M and Cooley had an opportunity to discuss Maxim’s revised draft of the Merger Agreement. During the evening of August 11, Mr. Casper, along with representatives of B&M and Stifel, participated in conference calls with Mr. Oh and representatives from Cooley and Goldman Sachs to discuss Volterra’s concerns with certain key issues in Maxim’s revised draft of the Merger Agreement. During those calls, the parties discussed these issues, which consisted of the conditions to the Offer, Maxim’s termination rights, the termination fee and transaction expenses provisions, the timing of the payment of the termination fee and the circumstances under which the Volterra Board could change its recommendation to Volterra’s stockholders. The parties came to conceptual agreement on several of the key issues discussed, including conceptual agreement on certain of the conditions to the Offer, on the timing of the payment of the termination fee and on the inclusion of an “intervening event” as a circumstance in which the Volterra Board could change its recommendation to Volterra’s stockholders. During those calls, Mr. Casper reiterated that Maxim’s revised final proposal was contingent upon Volterra’s granting Maxim exclusivity through August 15, 2013.”

Section 12 of the Offer to Purchase entitled “The Transaction Agreements” is hereby amended and supplemented by deleting the first paragraph and replacing it in its entirety with the following on page 29 of the Offer to Purchase:

“The following is a summary of the material provisions of the Merger Agreement, the Tender and Support Agreement (as defined below) and the Confidentiality Agreement (as defined below). The following description of the Merger Agreement, the Tender and Support Agreement and the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Tender and Support Agreement and the Confidentiality Agreement, copies of which are attached as exhibits to the Schedule TO and are incorporated herein by reference. For a complete understanding of the Merger Agreement, the Tender and Support Agreement and the Confidentiality Agreement, you are encouraged to read the full text of the Merger Agreement, the Tender and Support Agreement and the Confidentiality Agreement. The representations, warranties and covenants contained in the Merger Agreement, the Tender and Support Agreement and the Confidentiality Agreement were the product of negotiations between Maxim and Volterra, were made as of specific dates and are intended to be a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement, the Tender and Support Agreement and the Confidentiality Agreement. In addition, in the case of the Merger Agreement, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Volterra’s stockholders or Maxim’s stockholders. The Merger Agreement, the Tender and Support Agreement, the Confidentiality Agreement and this summary should not be relied upon as disclosure about Maxim or Volterra without consideration of the periodic and current reports and statements that Maxim and Volterra file with the SEC. Factual disclosures about Maxim and Volterra contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement, the Tender and Support Agreement and the Confidentiality Agreement.”

Section 12 of the Offer to Purchase entitled “The Transaction Agreements” is hereby amended and supplemented by adding the following on page 49 of the Offer to Purchase as a new section entitled “The Confidentiality Agreement” immediately following the final paragraph:

“On July 24, 2013, Maxim and Volterra entered into a Letter Agreement, which was amended on July 24, 2013 and August 15, 2013 (as amended, the “Confidentiality Agreement”), pursuant to which the parties agreed to keep confidential certain information for the purposes of pursuing a transaction between Maxim and Volterra. Additionally, Maxim agreed that, subject to certain exceptions, Maxim would not solicit for employment any employee of Volterra for a period of one year from the date of the Confidentiality Agreement. Maxim also agreed, among other things, to certain “standstill” provisions which prohibit Maxim from taking certain actions involving or with respect to Volterra for a period ending on the eighteen month anniversary of the date of the Confidentiality Agreement.”

Section 15 of the Offer to Purchase entitled “Conditions to the Offer” is hereby amended and supplemented by adding the following on page 51 of the Offer to Purchase as a new sentence immediately following the end of the first paragraph:

“Assuming that (i) no Shares are issued pursuant to the ESPP after August 26, 2013 and (ii) no Options are granted or terminated under the Volterra Stock Plans after August 26, 2013, the Adjusted Outstanding Share Number as of August 26, 2013 would be equal to 29,401,180 Shares and the Minimum Tender Condition would be satisfied if at least 14,790,591 Shares are validly tendered (and not withdrawn) prior to the scheduled expiration of the Offer.”

Section 15 of the Offer to Purchase entitled “Conditions to the Offer” is hereby amended and supplemented by deleting the second paragraph and replacing it in its entirety with the following on page 51 of the Offer to Purchase:

“The obligation of the Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, the Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement (which termination will be at or prior to any scheduled expiration date, subject to any extensions of the Offer, in accordance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act); and (ii) at any scheduled expiration date (subject to any extensions of the Offer pursuant to the Merger Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if (A) the Minimum Condition will not be satisfied by 9:00 a.m., Eastern time, on the expiration date of the Offer, or (B) any of the following additional conditions will not be satisfied or waived, in its sole discretion, in writing by Maxim:”

Section 15 of the Offer to Purchase entitled “Conditions to the Offer” is hereby amended and supplemented by deleting the final paragraph and replacing it in its entirety with the following on page 53 of the Offer to Purchase:

“The foregoing conditions are for the sole benefit of Maxim and the Purchaser and (except for the Minimum Condition) may be waived by Maxim and the Purchaser, in whole or in part at any time and from time to time (but, in any case, at or prior to any scheduled expiration date, subject to any extensions of the Offer, in accordance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act), in the sole discretion of Maxim and the Purchaser. The failure by Maxim or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.”

Section 15 of the Offer to Purchase entitled “Conditions to the Offer” is hereby amended and supplemented by deleting the first bullet point and replacing it in its entirety with the following on page 51 of the Offer to Purchase:

“representations and warranties of Volterra with respect to (i) Volterra’s capitalization structure as of August 14, 2013 (the day immediately preceding the date of the Merger Agreement) and (ii) the absence of agreements or arrangements with respect to the Shares shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the scheduled expiration date as if made on and as of such time, except (other than a result of a willful breach by Volterra, in which case, such exception shall not apply) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to Volterra, Maxim and their affiliates, individually or in the aggregate, that is more than $1,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth in this bullet point only as of such date);”

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following on page 55 of the Offer to Purchase as new paragraphs immediately following the first paragraph under the section entitled “Appraisal Rights”:

“The obligation to notify Volterra’s stockholders of their appraisal rights will depend on how the Merger is effected. If the Merger is effected as expected under Section 251(h) or if the Merger is consummated through a short-form merger under Section 253 of the DGCL, in each case, without the holding of a stockholder meeting, the Surviving Corporation will be required to send a notice that appraisal rights are available to each Volterra stockholder of record on the Effective Date within ten days of the Effective Date. The notice will inform such stockholders of the Effective Date and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. Any of Volterra’s stockholders eligible and electing to demand appraisal of such stockholder’s Shares must deliver a written demand for appraisal of such Shares in accordance with Section 262 of the DGCL within 20 days of the mailing of such notice.

If the Merger cannot be effected pursuant to Section 251(h) or Section 253 of the DGCL and a meeting of Volterra’s stockholders is required to approve the Merger, Volterra will be required to send a notice that appraisal rights are available not less than 20 days prior to such meeting to each Volterra stockholder of record on the record date established for such meeting, together with a copy of Section 262 of the DGCL. Each Volterra stockholder eligible and electing to demand appraisal of such stockholder’s Shares must deliver a written demand for appraisal of such Shares in accordance with Section 262 of the DGCL prior to the vote to approve the Merger.”

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the last paragraph under the section entitled “Appraisal Rights” and replacing it in its entirety with the following on page 55 of the Offer to Purchase:

“The foregoing summary of the rights of dissenting stockholders under the DGCL is not complete and does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which is attached as Exhibit (a)(5)(I) to the Schedule TO and is incorporated herein by reference. Volterra’s stockholders are encouraged to read Section 262 of the DGCL carefully and in its entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Volterra’s stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.”

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the paragraph under the section entitled “Legal Proceedings” and replacing it in its entirety with the following:

“On September 5 and September 13, 2013, respectively, a complaint captioned Alan Posner v. Volterra Semiconductor Corporation, et. al. and another complaint captioned George Sarkisian v. Volterra Semiconductor Corporation, et. al. (collectively, the “Complaints”) were filed in connection with the transactions contemplated by the Merger Agreement in the Superior Court of the State of California in the County of Alameda. The Complaints are purported shareholder class actions and they name as defendants Volterra, Maxim, the Purchaser and the members of the Volterra Board. The plaintiffs allege that the members of the Volterra Board breached their fiduciary duties to Volterra’s stockholders in connection with the Offer, the Merger and the related transactions, and further allege that Maxim and the Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between Volterra and Maxim involves an unfair price and an inadequate sales process and includes preclusive deal protection devices and that Volterra’s officers and the Volterra Board will receive personal benefits not available to Volterra’s public stockholders as a result of the Merger Agreement. The plaintiffs further allege that Volterra has failed to make adequate disclosures relating to the background of the Offer, Goldman Sachs’ financial analysis with respect to the Offer and the Merger and concerning alleged conflicts of interest of Goldman Sachs and Stifel. The plaintiffs seek to enjoin the Offer, the Merger and the related transactions, to rescind such transactions and obtain damages. The plaintiffs also seek attorneys’ and expert fees and costs. Each of Volterra and Maxim believe that the plaintiffs’ purported respective claims against them lack merit and each of them intend to contest the respective claims against them vigorously. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, Maxim and the Purchaser do not intend to announce the filing of any similar complaints.”

Section 18 of the Offer to Purchase entitled “Miscellaneous” is hereby amended and supplemented by deleting the first paragraph and replacing it in its entirety with the following on page 56 of the Offer to Purchase:

“The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth above in Item 4.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth above in Item 4.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth above in Item 4.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth above in Item 4.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 9 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth above in Item 4.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented a as set forth above in Item 4.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(I)	Section 262 of the General Corporation Law of the State of Delaware.

(d)(3)	Letter Agreement, dated June 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc.

(d)(4)	Amendment to Letter Agreement, dated July 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc.

(d)(5)	Amendment to Letter Agreement, dated August 14, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2013

VICTORY MERGER SUB, INC.

By:	/s/ Mark Casper

Name:	Mark Casper

Title:	President and Secretary

MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper

Name:	Mark Casper

Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 30, 2013. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. †

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Maxim Integrated Products, Inc. on August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(B)	Slides presented during the conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(C)	Copy of transcript of conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(D)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to customers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(E)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to employees of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(F)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to suppliers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013). †

(a)(5)(G)	Summary Advertisement published in The New York Times on August 30, 2013. †

(a)(5)(H)	Press Release issued by Maxim Integrated Products, Inc. on September 9, 2013. †

(a)(5)(I)	Section 262 of the General Corporation Law of the State of Delaware. *

(d)(1)	Agreement and Plan of Merger, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and Volterra Semiconductor Corporation (incorporated by reference to Exhibit 2.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(d)(2)	Tender and Support Agreement, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and the stockholders of Volterra Semiconductor Corporation set forth on Exhibit A thereto (incorporated by reference to Exhibit 2.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013). †

(d)(3)	Letter Agreement, dated June 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc. *

(d)(4)	Amendment to Letter Agreement, dated July 24, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc. *

(d)(5)	Amendment to Letter Agreement, dated August 14, 2013, between Volterra Semiconductor Corporation and Maxim Integrated Products, Inc. *

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed.
*	Filed herewith.